FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of September 25, 2018

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F   Ö   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris to acquire significant stake in Saudi Steel Pipe Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2018.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris to acquire significant stake in Saudi Steel Pipe Company

Luxembourg, September 25, 2018 – Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announced today that it has entered into a definitive agreement to acquire from a private group 47.79% of the shares of Saudi Steel Pipe Company (“SSP”), a welded steel pipes producer listed on the Saudi stock market, for an aggregate price of US$144 million.

The transaction is subject to regulatory approvals, including approval by the Capital Market Authority of Saudi Arabia, and other customary conditions and is expected to close in the first quarter of 2019.

Tenaris has been serving Saudi Arabia’s oil and gas industry and Saudi Aramco for decades. With this transaction, Tenaris will significantly expand its industrial presence in the Kingdom and the range of products it supplies to Saudi Aramco. Since its first industrial investment in 2010, Tenaris has continuously invested to expand its local operations, supporting the industrialization of the country.

SSP’s facilities are located in the Eastern Province of the Kingdom of Saudi Arabia and have a manufacturing capacity of 360,000 tons per year. The company started its operations in 1980 and serves energy, industrial and commercial segments. It is qualified to supply products with major national oil companies in the region, including Saudi Aramco.

SSP operates three production lines, covering an outside diameter range from ½” to 20”, which complements Tenaris’s existing offering in Saudi Arabia. The combined portfolio will provide Saudi Aramco and regional customers with a comprehensive range of products.

Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.